UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                DCAP Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)

                               Morton L. Certilman
                                90 Merrick Avenue
                           East Meadow, New York 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2001
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 Page 1 of 5 Pages



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                                  SCHEDULE 13D

CUSIP No.         233065 10 1


1.       Name of Reporting Person

         Morton L. Certilman

2.       Check the appropriate box if a member of a group             (a) [   ]

                                                                      (b) [ X ]
3.       SEC Use Only

4.       Source of Funds

         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization

         United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,336,005
By Each Reporting          --------------------------------------
Person With                8.       Shared Voting Power
                                    0
                           --------------------------------------
                           9.       Sole Dispositive Power
                                    1,336,005
                           --------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person

         1,336,005

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares       [    ]

13.      Percent of Class Represented by Amount in Row (11)
         11.5%

14.      Type of Reporting Person

         IN

ITEM 1.           SECURITY AND ISSUER.
                  -------------------

                  The Reporting Person is making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of DCAP Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2545 Hempstead Turnpike, East Meadow, New York 11554.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  (a)      Name of Reporting Person:

                                    Morton L. Certilman

                  (b)      Residence or business address:

                                    90 Merrick Avenue
                                    East Meadow, New York 11554

                  (c) Mr. Certilman is engaged in the practice of law and is a member of the law firm, Certilman Balin Adler & Hyman, LLP.

                  (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  N/A

ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  Effective March 28, 2001, a voting arrangement by and among Jay M. Haft, Abraham Weinzimer, Kevin Lang and Mr. Certilman, that had been provided for in an Agreement, dated February 25, 1999, by and among Messrs. Certilman, Haft, Weinzimer, Lang and the Company, was terminated. As a result of the termination of the voting arrangement, Messrs. Haft, Weinzimer, Lang and Certilman are no longer considered a group.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  As of the date hereof, Mr. Certilman is the beneficial owner of 1,336,005 Common Shares of the Company (or approximately 11.5% of the outstanding Common Shares of the Company). Of such Common Shares, 902,452 are held in a retirement trust for the benefit of Mr. Certilman and 225,000 are issuable upon the exercise of options that are currently exercisable. Mr. Certilman has sole voting and dispositive power over all of such shares.

                  During the past 60 days, Mr. Certilman has not effected any transactions in the Common Shares of the Company.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ----------------------------------------

                  See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: April 10, 2001
       ------------------
                                                       /s/ Morton L. Certilman
                                                       -------------------------
                                                       Morton L. Certilman



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